UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28898 / September 9, 2009

_____

In the Matter of   :
                                                                                    :
Old Mutual Global Shares Trust   :
Old Mutual Global Index Trackers (Pty) Ltd.   :
c/o Betserai Tendai Musikavanhu   :
144 Katherine Street   :
Grayson Ridge Office Park   :
Block A First Floor   :
Sandton 2196   :
South Africa   :
                                                                                    :
Foreside Fund Services, LLC   :
Two Portland Square   :
First Floor   :
Portland, ME 04101   :
                                                                                    :
(812-13614)   :
_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Old Mutual Global Shares Trust, Old Mutual Global Index Trackers (Pty) Ltd., and Foreside
Fund Services, LLC filed an application on December 16, 2008, and amendments to the
application on May 7, 2009 and August 12, 2009, requesting an order under section 6(c) of the
Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1),
22(d) and 22(e) of the Act and rule 22c-1 under the Act, under section 12(d)(1)(J) of the Act for
an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under sections 6(c) and
17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) certain open-end management investment companies and their series to
issue shares ("Shares") that can be redeemed only in large aggregations ("Creation Units"); (b)
secondary market transactions in Shares to occur at negotiated prices; (c) certain series to pay
redemption proceeds, under certain circumstances, more than seven days after the tender of
Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and
receive securities from, the series in connection with the purchase and redemption of Creation

Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

On August 13, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28847). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Old Mutual Global Shares Trust, Old Mutual Global Index Trackers (Pty) Ltd., and Foreside Fund Services, LLC (File No. 812-13614),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary